EXHIBIT 99.1

Coastal.com Announces Third Quarter 2013 Financial Results

  Total sales increased 10% to $55.5 million
  Glasses sales increased 21% to $14.0 million
  Glasses Average Order Value increased 73% to $93.07
  Contact lens sales increased 7% to $41.5 million
  47th consecutive quarter of year-over-year revenue growth

VANCOUVER, British Columbia, Sept. 12, 2013 (GLOBE NEWSWIRE)- Coastal Contacts Inc. ("Coastal.com" or "the Company") (Nasdaq:COA) (TSX:COA), the leading manufacturer and digital retailer of high-quality glasses and contact lenses today announced financial results for the third fiscal quarter ended July 31, 2013.

"Coastal.com had a strong third quarter demonstrating continued execution and momentum in our business," said Roger Hardy, CEO. "We have secured an anchor tenancy in the online optical category that we believe will become one of the best locations and categories in internet commerce over the next decade. We believe Coastal.com is well positioned in the early stages of several large market opportunities and as such, are making investments for both short and long-term success."

During the quarter, our North American business grew 13% to $27.0 million, while our European business likewise grew 13% to $22.9 million. Our Asia Pacific business declined 9% to $5.6 million, due to foreign exchange fluctuations in Japan.

During the quarter, our contact lens business in North America and Europe grew 11% and 10%, respectively, compared to the same period in 2012. During the same period, our contact lens business in the Asia Pacific region declined 10%. Overall, our geographically diversified contact lens business grew 7% to $41.5 million. During the quarter, our contact lens business generated 10% Adjusted EBITDA margins, or $4.3 million, exclusive of a 1% decline due to foreign currency fluctuations in Japan. Approximately 80% of contact lens orders and revenue were generated from returning customers.

Coastal.com's glasses business grew 21% over the same period last year to $14 million. Revenues from our glasses business in Canada grew 25% during the quarter while glasses revenue in the United States increased 6%. Growth was driven by a 73% increase in average order value to $93.07. Our average order values for returning glasses customers grew to $112 in the United States and grew to $173 in Canada, up significantly over the prior period in part due to our reduction in 'First Pair Free' orders as well as our focus on serving enduring and attractive segments within the optical category.  These increases demonstrate our customers growing confidence in our online order processing, manufacturing and delivery.

We continue to pursue partnership opportunities with significant eCommerce and managed care organizations that we expect would extend the reach of Coastal.com's offering to large user bases.

Total sales for the first quarter increased 10% to $55.5 million. Net loss, totaled $2.7 million, or $0.08 per basic and diluted share. Non-IFRS adjusted EBITDA for the quarter totaled a loss of $1.9 million.

Second Quarter 2013 Financial Highlights

  Sales totaled $55.5 million, a 10% year-over-year increase.
  Gross profit was $22.8 million or 41% of sales compared with $21.4 million or 43% during the same period in 2012, primarily attributable to the expansion of our North American glasses infrastructure.
  Fulfillment expenses were $4.9 million or 9% of sales compared to $5.1 million or 10% of sales during the same period in 2012.
  General and Administrative expenses were $5.1 million or 9% of sales compared to $5.2 million or 10% of sales during the same period in 2012.
  Adjusted EBITDA was a loss of $1.9 million compared with a loss of $0.1 million during the same period in 2012.
  Cash and equivalents of $25.9 million compared with $19.2 million at October 31, 2012.

Glasses Business

  Sales totaled $14 million, 21% year-over-year increase.
  Shipped 185,114 frames during the quarter.
  Average order value increased 73% to $93.07.
  Gross profit was $5.8 million or 42% of sales.
  Coastal.com exclusive brands represented 44% of frames shipped during the quarter.
  USA returning glasses customer average order sizes increased to $112
  Canada returning glasses customer average order value grew to $173

Contact Lens Business

  Sales totaled $41.5 million a 7% increase over the same period in 2012.
  Contact lens sales in North America grew 11% over the same period in 2012.
  Contact lens sales in Europe grew 10% over the same period in 2012.
  Gross margins for contact lenses were 41% of sales compared with 41% of sales during the same period in 2012.
  Contact lens category generated $4.3 million or 9% Adjusted EBITDA margins reduced from 10% owing to currency exchange fluctuations in Japan.
  Approximately 80% of our contact lens revenues and orders were derived from repeat customers.
  Average order value was $112.01 compared to $106.30 in the same period in 2012.
  Splash™, our proprietary brand of contact lenses comprised 5% of contact lens unit sales during the quarter.
COASTAL CONTACTS INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(CAD $000's)
(Unaudited)

	July 31	October 31
	2013	2012

ASSETS
Current assets
Cash and cash equivalents	$ 25,870	$ 19,153
Trade and other receivables	7,962	6,681
Inventories	27,826	25,435
Prepaid expenses	3,373	2,250
Total current assets	65,031	53,519
Non-current assets
Property, equipment and leasehold improvements	10,751	9,887
Intangible assets	12,606	11,376
Goodwill	8,647	8,322
Total non-current assets	32,004	29,585
TOTAL ASSETS	$ 97,035	$ 83,104

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Trade and other payables	$ 46,928	$ 40,144
Provisions	1,807	1,284
Income taxes payable	389	839
Finance lease obligations, current	901	101
Loans, current	2,725	5,015
Other current liabilities	274	3,210
Total current liabilities	53,024	50,593
Non-current liabilities
Other long-term liabilities	271	270
Finance lease obligations	1,102	457
Loans	2,425	--
Deferred tax liabilities	3,172	2,905
Total non-current liabilities	6,970	3,632
Total liabilities	59,994	54,225

Shareholders' equity
Share capital	63,197	42,501
Share-based payments reserve	3,633	3,395
Accumulated other comprehensive income (loss)	104	(137)
Deficit	(29,893)	(16,880)
Total shareholders' equity	37,041	28,879
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 97,035	$ 83,104

COASTAL CONTACTS INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(CAD $000's)
(Unaudited)

	Three months ended July 31		Nine months ended July 31
	2013	2012	2013	2012

Sales	$ 55,548	$ 50,324	$ 164,191	$ 145,385
Cost of sales	32,733	28,898	96,902	84,130
Gross profit	22,815	21,426	67,289	61,255

Fulfillment	4,874	5,090	15,770	13,964
Selling and marketing	16,183	12,180	47,634	33,483
General and administration	5,067	5,227	16,647	14,919
Results from operating activities	(3,309)	(1,071)	(12,762)	(1,111)

Financing costs (income)	(775)	848	212	917

Loss before income taxes	(2,534)	(1,919)	(12,974)	(2,028)

Income tax expense (recovery) - current	59	(43)	(100)	527
Income tax expense (recovery) - deferred	61	(15)	139	(256)
Net income tax expense (recovery)	120	(58)	39	271

Net loss for the period	(2,654)	(1,861)	(13,013)	(2,299)

Other comprehensive income (loss)
Foreign currency translation differences	(283)	(33)	241	(845)
Comprehensive loss for the period	$ (2,937)	$ (1,894)	$ (12,772)	$ (3,144)

Basic and diluted loss per share	$ (0.08)	$ (0.07)	$ (0.43)	$ (0.08)

Weighted average number of common shares
outstanding - basic and diluted	32,346,033	28,335,556	30,268,616	28,226,417

Coastal.com will host a conference call to review the financial results and Company operations on Thursday, September 12, 2013 at 10:30 a.m. Eastern time. Participating in the call will be Roger Hardy, founder and CEO, Gary Collins, President and Nick Bozikis, CFO.

To attend the call, participants may dial:

North American Toll Free: 1-877-941-1427

To listen live via your PC and view the presentation, log into
http://public.viavid.com/index.php?id=105993.

The link can also be accessed at www.Coastal.com under the investor relations tab.

A replay of the call will be available for 7 days. To access the replay, listeners may dial:

Local/International: 1-877-941-1230
Passcode: 4639108

The following selected financial information is qualified in its entirety by, and should be read in conjunction with our audited consolidated financial statements for the fiscal year ended October 31, 2012 and accompanying notes and Management's Discussion and Analysis which may be viewed on SEDAR at www.sedar.com and EDGAR at http://www.sec.gov/edgar/searchedgar/webusers.htm

Coastal.com's risks and uncertainties are discussed in detail in the Company's Annual Information Form dated December 19, 2012 which is also available on SEDAR and EDGAR.

Adjusted EBITDA as referenced in this news release is a Non-IFRS measure and is defined as earnings (loss) before interest, taxes, depreciation and amortization, share based compensation, listing and financing costs and restructuring charges. See "Supplemental Non-IFRS Measures" herein.

The following table provides a reconciliation of net earnings (loss) to adjusted EBITDA:

	For the three months ended July 31
($000's)	2013	2012

Net loss	(2,654)	(1,861)
Depreciation and Amortization	1,132	752
Interest expense , net	58	98
Income tax expense (recovery)	120	(58)
Share-based payments expense	241	171
Foreign exchange loss (gain)	(833)	750
Adjusted EBITDA	(1,936)	(148)

Supplemental Non-IFRS Measures

Coastal.com reports its results in accordance with IFRS, however, it presents Adjusted EBITDA and the number of orders shipped in our filings because the Company believes our investors use these figures to make investment decisions about us.

Adjusted EBITDA is a non-IFRS measure that does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies. Adjusted EBITDA should be considered in addition to, and not as a substitute for, net earnings, cash flows and other measures of financial performance and liquidity reported in accordance with IFRS.

Adjusted EBITDA is a measure we believe is useful in assessing performance and highlighting trends on an overall basis. Adjusted EBITDA differs from the most comparable IFRS measure, net earnings, primarily because it does not include interest, income taxes, foreign exchange, depreciation and amortization, restructuring cost and share-based payments expense.

New orders, reorders, shipped orders and active customers are non-IFRS measures that do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. New orders are orders shipped to new customers, net of returns. Reorders are orders shipped to returning customers, net of returns. Active customers are customers who have placed an order with us in the last 24 months.

About Coastal.com

Coastal.com is the leading manufacturer and online retailer of eyewear products offered through a family of world class websites.  Established in 2000, the Coastal.com family of brands provides customers with an extensive, in stock selection of prescription eyewear, contact lenses and sunglasses. Coastal.com's vision is to provide our customers with stylish high quality eyewear quickly, so they can see everything life has to offer.  For more information about Coastal.com (Nasdaq:COA), visit www.coastal.com.

Cautionary Note Regarding Forward-Looking Statements

All statements made in the News Release which are not current statements or historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" as defined in Section 27A of the United States Securities Act of 1933, Section 21E of the United States Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, and the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", "goal", "target", "should", "likely", "potential", "continue", "project", "forecast", "prospects", and similar expressions typically are used to identify forward-looking information and statements. Examples of such forward-looking information and statements within this News Release include information and statements relating to: Coastal.com's perceptions of the contact lens and eyeglasses industry or market and anticipated trends in that market in any of the countries in which Coastal.com does business; Coastal.com's anticipated ability to procure products and supplies, or the terms under which it may procure its products and supplies; Coastal.com's anticipated business operations, inventory levels, ability to handle specific order and call volumes, ability to fill and ship orders in a timely manner, ability to achieve greater marketing efficiency or similar statements; Coastal.com's ability to increase production; Coastal.com's capital expenditure plans; the results of further investments in Coastal.com's retail brands; Coastal.com's relationships with suppliers; Coastal.com's anticipated results of operations, including but not limited to anticipated sales, revenues, earnings, tax benefits or similar matters; the effects of seasonality; sufficiency of cash flows; Coastal.com's perceptions regarding volatility in and impact of foreign currency exchange rates; the effect of the current economic climate on Coastal.com's business and consumer behavior; and Coastal.com's ability to address challenges and opportunities resulting from current economic conditions.

Forward-looking information and statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about Coastal.com's business and the industry and markets in which it operates. Forward-looking information and statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Assumptions underlying Coastal.com's expectations regarding forward-looking information and statements contained within this News Release include, among others: that Coastal.com will maintain its position in the markets it operates in and expand into other markets in a favourable manner; that Coastal.com will have sufficient capital to continue making investments in advertising, inventory, property, equipment and leasehold improvements as well as personnel to support its business and new product lines, including its eyeglasses business; that Coastal.com will be able to generate and maintain sufficient cash flows to support its operations; that Coastal.com will be successful in complying with industry regulatory requirements in British Columbia and other jurisdictions in which it operates; that Coastal will be able to establish and/or maintain necessary relationships with suppliers; and that Coastal.com will retain key personnel. The foregoing list of assumptions is not exhaustive.

You are cautioned that forward-looking information and statements are subject to a number of known and unknown risks, uncertainties and other factors, many of which are beyond Coastal.com's control, that could cause Coastal.com's actual future results or performance to be materially different from those that are disclosed in or implied by the forward-looking information. These factors include, but are not limited to changes in the market; potential downturns in economic conditions; consumer credit risk; Coastal.com's ability to implement its business strategies; competition from traditional and online retailers; limited suppliers; limited availability of inventory; disruption in Coastal's distribution facilities; mergers and acquisitions; foreign currency exchange rate fluctuations; regulatory requirements; demand for contact lenses, eyeglasses and related vision care products; the risk that Coastal.com will not be successful in defending against litigation; dependence on the Internet; and the other risks detailed in Coastal.com's filings with the Canadian securities regulatory authorities.

You should not place undue reliance on forward-looking information and statements which are qualified in their entirety by this cautionary note.

Forward-looking information and statements in this news release are made as of the date hereof and Coastal.com expressly disclaims any intent or obligation to update such forward-looking information or statements, unless Coastal.com specifically states otherwise or as required by applicable law.

For a complete discussion of the assumptions, risks and uncertainties related to Coastal.com's business, you are encouraged to review Coastal.com's filings with the Canadian securities regulatory authorities filed on SEDAR at http://www.sedar.com.

CONTACT: Terry Vanderkruyk
         Vice President, Corporate Development
         Coastal Contacts Inc.
         604.676.4498
         terryv@coastal.com

         or

         Liolios Group Inc.
         Scott Liolios or Cody Slach
         949.574.3860
         COA@liolios.com